Exhibit 1.03

Information
Investor Relations	Media Relations

Monish Bahl CDC Corporation 678-259-8510 monishbahl@cdcsoftware.com	Lorretta Gasper CDC Software. 678-259-8631 lgasper@cdcsoftware.com

CDC Corporation Opening New Development Center in China

Nanjing Development Center to Open Summer 2007 and To
Employ More than 2,000 People

HONG KONG, ATLANTA –June 12, 2007 – CDC Corporation (NASDAQ: CHINA), a leading Global Enterprise Software and New Media Company, today announced that it is opening a new development center in Nanjing, China that will house more than 2,000 employees when fully staffed.

The development center’s focus will provide cost-effective development capabilities for CDC Software and CDC Games, and will be a key technology center supporting software products, online games development, centralized quality assurance and testing, and support services. The center will also provide a wide variety of outsource and managed services including network security management, database management, network infrastructure design, help desk and call center support services.

For the development operations of CDC Software, the center will focus on software solutions for the company’s core vertical industries including bio-technology/pharmaceutical, specialty chemicals and homebuilding, and will work closely with other development centers in India, the Americas, and Europe.

CDC anticipates opening the center in the summer of 2007 and will initially lease more than 13,000 sq. ft (1,200 sq. meters) of space. That space requirement is expected to grow when the company completes its staffing over the next year. CDC chose the city of Nanjing because it is the traditional center of scientific and technology research and higher education in China. The Nanjing government is providing the land parcel located within Nanjing Hi-tech Zone and is close to major transportation outlets such as the planned subway, river crossing tunnel and the international airport. The site is also close to several well-known universities, including Nanjing University and Southeast University. The development center will cooperate with the universities through scholarships, thesis contests and training programs for future recruitment of developers. Sean Yu, vice president of CDC Software in charge of China Development Centers, will manage the development centers in Nanjing and Shanghai.

“By choosing Nanjing for this development center, we are tapping into the great resources and rich talent pool of the area,” said Peter Yip, CEO of CDC Corporation. “Building on the proven success of our first highly, cost-effective development center in Shanghai, we will more than double our development capabilities in China with the Nanjing facility.

Yip added, “With this new center, CDC Games and CDC Software will be well positioned to deliver innovative products quickly and cost effectively for their respective markets. We also are working hand-in-hand with the Nanjing government and are grateful for their support of our development effort there.”

“We are delighted that one of China’s most successful technology companies is opening a major development center in our city,” said Wu Jian, chief of Nanjing Hi-tech Zone. “CDC is committed to the prosperity of Nanjing by bringing new resources and jobs to the area. In turn, CDC has the opportunity to recruit highly qualified technical professionals, as well as leverage the major research capabilities of the universities nearby.”

“This state-of-the-art development center will strengthen our already formidable development operations throughout the world,” said Eric Musser, president and CEO, CDC Software. “The new center also allows CDC Software to deliver more innovative and advanced vertical market enterprise solutions faster and more aggressively.”

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability.  CDC Software’s product suite includes Pivotal CRM and Saratoga CRM (customer relationship management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum HRM (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Games

CDC Games is one of the market leaders of online and mobile games in China with 50 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC. In March 2007, the company announced the formation of CDC Games Studio, funded by up to $100 million, to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks, including statements relating to the intentions to staff, the move to Nanjing, the expansion of development operations, and the development of additional CDC Software products from Nanjing, and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, quarterly fluctuation of software product license revenue, weakening of customer demand for enterprise systems, maintenance of a minimal backlog, and uncertainty of demand for new product offerings. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.